UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41404

Woodside Energy Group Ltd

(ABN 55 004 898 962)

(Registrant’s name)

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	A copy of the registrant’s ASX Announcement, dated December 19, 2025, entitled “Appendix 3Z (M O’Neill)”.
99.2	A copy of the registrant’s ASX Announcement, dated December 19, 2025, entitled “Appendix 3H”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2025

WOODSIDE ENERGY GROUP LTD

By:	/s/ Damien Gare
Damien Gare Corporate Secretary